Filed pursuant to Rule 424(b)(5)

Registration No. 333-280757

SUPPLEMENT NO. 1 TO

PROSPECTUS SUPPLEMENT DATED OCTOBER 7, 2024

(To Prospectus dated August 6, 2024)

This prospectus supplement amends and supplements the prospectus dated August 6, 2024, filed as a part of our registration statement on Form S-3 (File No. 333-280757) as amended by our prospectus supplement dated October 7, 2024 (the “Prior Prospectuses”). This prospectus supplement should be read in conjunction with the Prior Prospectuses, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses, and any future amendments or supplements thereto.

We filed the Prior Prospectuses to register the offer and sale of our common stock, par value $0.001 per share, from time to time pursuant to the terms of that certain common stock purchase agreement that we entered into with Seven Knots, LLC on May 2, 2024.

As of the date of this prospectus supplement, the aggregate market value of our common stock held by non-affiliates, or our public float, was approximately $38,955,355 based on a total number of 1,207,930 shares of common stock outstanding, of which 1,207,918 shares of common stock were held by non-affiliates, at a price of $32.25 per share, the closing sales price of our common stock on February 19, 2025, which is the highest closing price of our common stock on Nasdaq Capital Market within the prior 60 days. As a result, we are now subject to the offering limitations set forth in General Instruction I.B.6. of Form S-3 as the aggregate market value of our common stock held by non-affiliates is less than $75.0 million as of the date of this prospectus. We are filing this prospectus supplement to amend the Prior Prospectuses to reduce the amount of shares we are eligible to sell hereunder to zero.

Our common stock is traded on The Nasdaq Capital Market under the symbol “ADTX.” On April 2, 2025, the last reported sale price of our common Stock as reported on the Nasdaq Capital Market was $5.00 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 3, 2025.